

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 16, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units of GasLog Partners LP under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company